[redacted]

10027103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinetics Funds Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Taxter Road, Suite 175
(No. and Street)

Elmsford	NY	10523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Marron 914-632-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Leonid Polyakov, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2009 and supplemental schedules pertaining to Kinetics Funds Distributor Inc., as of December 31, 2009 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Leo A Polyakov 1-19-10

Signature Date

CFO

Title

Subscribed and Sworn to before me

on this 19th day of January, 2010.

Peggy A Petercsak

Notary Public

PEGGY A. PETERCSAK
Notary Public, State of New York
No. 01PE6040814
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires May 1, 2010

KINETICS FUNDS DISTRIBUTOR, INC.
(S.E.C. NO. 8-013923)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KINETICS FUNDS DISTRIBUTOR, INC.
(S.E.C. NO. 8-013923)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KINETICS FUNDS DISTRIBUTOR, INC.

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Kinetics Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of Kinetics Funds Distributor, Inc. as of as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinetics Funds Distributor, Inc. at December 31, 2009, and the result of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, NJ
February 23, 2010

KINETICS FUNDS DISTRIBUTOR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Assets:		
Cash and cash equivalents	$	799,698
Investment in securities, at fair market value		165,235
Fees receivable		20,197
Prepaid expenses		38,482
Due from affiliate		1,144
Prepaid income taxes		113,414
Total Assets	$	1,138,170

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued expenses	$	16,000
Deferred income taxes payable		5,532
Total current liabilities		21,532
Commitments and Contingencies		
Stockholders' Equity		
Common stock (7,500 shares authorized, 7,000 shares issued and outstanding, $1.00 par value)		7,000
Additional paid-in capital		89,507
Retained earnings		1,020,131
Total stockholders' equity		1,116,638
Total Liabilities and Stockholders' Equity	$	1,138,170

See independent auditor's report and the accompanying notes to the statement of financial condition.

KINETICS FUNDS DISTRIBUTOR, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Note A – Organization and Significant Accounting Policies

Nature of Business

Kinetics Funds Distributor, Inc., (the "Company"), a wholly owned subsidiary of Kinetics Holding Corporation (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and began operations on February 29, 2000. The Company acts as a broker (agent) in the distribution of shares of the Kinetics Portfolio Trust series of funds and does not receive or hold funds of subscribers or securities of issuers.

The Company also acts as a private placement agent for the Kinetics Portfolio Trust and receives an annual fee for such services.

Investments

Marketable securities are considered available for sale and consist of NASDAQ common stock and various mutual funds, which are carried at fair market value.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Subsequent Events

Subsequent events were evaluated through February 23, 2010 which is the date the financial statements were available to be issued.

Valuation of Investments in Securities and Securities Sold Short at Fair Value-Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements"(SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability(i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most

Note A – Organization and Significant Accounting Policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value-Definition and Hierarchy (continued)

observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At December 31, 2009, the Company has classified all of its securities owned at fair market value at Level 1 for SFAS No. 157 Fair Value Measurement purposes.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $914,840, which was $889,840 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.02 to 1.

Note C – Related Party Transactions

Due to affiliate is a non-interest bearing account balance.

Note D - Commitments

In the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation. Cash balances at risk as of December 31, 2009 were $0.

Note E - Uncertain Tax Positions

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance resulted in no change.

As of December 31, 2009, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2009, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2009, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction and the State jurisdiction of New York State. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal and State income tax returns prior to calendar year 2007 will be closed by statute on March 15, 2010.

Note F - Investments

At December 31, 2009, the Company owned 3,000 shares of NASDAQ common stock with a fair market value of $59,460 and a cost of $39,000. The total unrealized gain with respect to these securities at December 31, 2009 was $20,460. The Company also owned shares of various mutual funds with a fair market value of $105,775 and a cost of $110,200. The total unrealized loss with respect to these securities at December 31, 2009 was $4,425.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Kinetics Funds Distributor, Inc.

Dear Sirs:

In planning and performing our audit of the financial statements of Kinetics Funds Distributor, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Kinetics Funds Distributor, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 23, 2010.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 23, 2010

KINETICS FUNDS DISTRIBUTOR, INC.

(S.E.C. NO. 8-013923)

SUPPLEMENTAL REPORT ON SIPC-7T

KINETICS FUNDS DISTRIBUTOR, INC.

(S.E.C. NO. 8-013923)

SUPPLEMENTAL REPORT ON SIPC-7T

KINETICS FUNDS DISTRIBUTOR, INC.

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

To the Members of
Kinetics Funds Distributor, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Kinetics Funds Distributor, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Kinetics Funds Distributor, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kinetics Funds Distributor, Inc.'s management is responsible for the Kinetics Funds Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We confirmed that Kinetics Funds Distributor, Inc., as a broker dealer generated only revenues that consist exclusively of the distribution of shares of registered open end investment companies or unit investment trusts.

As a result, Kinetics Funds Distributor, Inc. qualifies for exclusion from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. On January 7, 2009 Kinetics Funds Distributor, Inc. filed Form SIPC-3 to the attention of Linda McKenzie Siemens certifying as an excluded broker dealer.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 23, 2010

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

RECEIVED
FINRA JAN 09 2009
DEC
MEMBERSHIP AND FINANCE

8-013923

KINETICS FUNDS DISTRIBUTOR INC
555 TAXTER ROAD STE 175
ELMSFORD, NY 10523

Check appropriate boxes.

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature], Asst General Counsel — 1-7-2009

Authorized Signature/Title — Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

"00000003" :00001 3923: 0000 2009"